December 18, 2009
Mr. Christian Windsor, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, DC 20549

RE:	Bank of South Carolina Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-27702
Dear Mr. Windsor:
On behalf of Bank of South Carolina Corporation and subsidiary The Bank of South Carolina (collectively, the “Company” or “Bank of South Carolina”), this letter responds to the letter dated December 4, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008, and Forms 10-Q for the Quarterly Period Ended June 30, 2009 and the Quarterly Period Ended September 30, 2009. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.
We understand that we have omitted certain disclosures as noted in your comments below. We appreciate your comments and agree with the deficiencies noted by the Commission. We take your comments very seriously and are undertaking efforts to be certain that we comply with all of the requirements of Regulation S-K in all future filings.
Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.	On the cover page of your Form 10-K you indicate that your common stock is registered under Section 12(g) of the Securities Exchange Act of 1934. However, Bank of South Carolina’s shares have been registered under Section 12(b) of the Securities Exchange Act of 1934 since the NASDAQ market became an exchange in 2006. Please revise the cover pages of future Forms 10-K accordingly.

Response: We will revise the cover page of all future Forms 10-K to properly report that our shares are registered under Section 12(b) of the Securities Exchange Act of 1934.
Item 9A(T). Controls and Procedures, page 59
2.	Please tell us why you have not included a statement identifying the framework used by management to evaluate the effectiveness of the company’s internal control over financial reporting. Refer to Item 308(T)(a)(2) of Regulation S-K.

Response: We inadvertently did not include a statement identifying the framework used by management to evaluate the effectiveness of our internal control over financial reporting as required in Item 308(T)(a)(2) of Regulation S-K.

The statement that should have been included in the filing is as follows:

Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company’s management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2008, based on the criteria established in a report entitled “Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” and the interpretive guidance issued by the Commission in Release No. 34- 55929.

If acceptable to the commission staff, we will address this and include the statement in Form 10-K for the year ended December 31, 2009.
Option Awards, page 64
3.	Please tell us why there is no option award information included in the Option Award table on page 64. We note, in that regard, the disclosure in the second paragraph on page 66.

Response: We inadvertently did not include the appropriate information in the Option Award table on page 64. If acceptable to the Commission, we will address this and include all of the required documentation in Form 10-K for the year ended December 31, 2009.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 68
4.	Please tell us why you have not included the equity compensation plan table required by Item 201(d) of Regulation S-K. We note, in that regard, the disclosure on page 51 regarding the company’s Incentive Stock Option Plan.

Response: We inadvertently did not include the equity compensation plan table required by Item 201(d) of Regulation S-K. If acceptable to the Commission, we will address this and include all of the required documentation in Form 10-K for the year ended December 31, 2009.
Item 13. Certain Relationships and Related Transactions, and Director Independence, page 71
5.	You disclose that loans with related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response: We confirm to you that loans with related parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the bank (lender). We will revise all future filings to provide this clarification in the description of these transactions.

Item 15. Exhibits, Financial Statement Schedules, page 72
6.	Please tell us why the company’s Incentive Stock Option Plan and Employee Stock Ownership Plan are not filed as exhibits to the Form 10-K. Refer to Item 601(b)(10)(iii)(A) of regulation S-K.

Response: The Company’s Incentive Stock Option Plan and Employee Stock Ownership Plan should have been filed as exhibits to the form 10-K. This was an oversight by the Company. If acceptable to the Commission, we will address this and file appropriate exhibits to the Form 10-K for the year ended December 31, 2009. The option plan has expired, but there will be options outstanding as of December 31, 2009.
Exhibits 31.1 and 31.2
7.	We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in item 601(b)(31) of Regulation S-K. In particular, you have replaced the word “registrant” with the name of the company in paragraphs 3, 4 and 5. We note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response: In all future filings, the Company will be certain that the certifications are in the exact format as prescribed in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.
Form 10-Q for the Quarterly Period Ended June 30, 2009
Item 4. Submission of Matters to Vote of Security Holders, page 33
8.	Please tell us why you have not provided a brief description of each matter voted upon at the April 14, 2009 meeting and stated the number of votes cast for, against or withheld, as well as the number of abstentions and broker nonvotes, as to each such matter, including a separate tabulation with respect to each nominee for office. Refer to Item 4(c) of Part II of Form 10-Q.

Response: We inadvertently did not include this information as required in Item 4(c) of Part II of Form 10-Q. We did tabulate this information as required and should have included the appropriate information in the disclosure in Form 10-Q for the period ended June 30, 2009. If acceptable to the Commission, we will be certain to include the required disclosures for the matters voted on at our next annual meeting.
Management’s Discussion and Analysis or Plan of Operation, page 16
9.	Starting in the first quarter, Bank of South Carolina has seen larger (greater than $100,000) certificates of deposit grow by almost 100% and went from 10% to almost 20% of your total deposits. Revise your management’s discussion to provide management’s view of why it is funding operations using larger certificates and the potential impact upon the risks that Bank of South Carolina faces in the event it encounters financial difficulty.

Response: Certificates of Deposit increased 91.69% or $20,687,737 from $22,562,427 at September 30, 2008 to $43,520,164 at September 30, 2009. This increase is primarily due to $7,000,000 in public funds that the Company was successfully bidding on and a deposit by a seasonal customer for $2,000,000. In addition, numerous Certificates of Deposit were placed with the Company because of the current economic conditions and the bailout of large banking institutions causing both new and seasonal customers to re-evaluate their finances, structuring their portfolio to insure that their deposits are fully covered by FDIC insurance.

The public funds are secured by pledges from the Company’s investment portfolio; consequently, if they are withdrawn, the Company has the option of selling those securities in order to meet liquidity demands. Other deposits accumulated during this period were attracted without paying premiums rates and are considered core deposits. In the event the Company should have a run off of deposits, it has secured a Federal Reserve line for borrowings in the $56,000,000 range.
The company hopes that the foregoing has been responsive to the Staff’s comments. In addition, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings on Form 10-K for the fiscal year ended December 31, 2008, and Form 10-Q for the quarterly period ended March 31, 2009;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission for taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions related to this letter, please contact me at (843) 724-1500.
Sincerely,

/s/ William L. Hiott, Jr.
William L. Hiott, Jr.
Executive Vice President and Treasurer

cc:	Warren & Sinkler, LLP (John Warren, III) Elliott Davis, LLC (Jason Caskey)